UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. __)*

Wewards, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

96207P103

(CUSIP Number)

John B. Lowy

645 Fifth Avenue, Suite 400, New York, NY 10022

(2120 371-7799

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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April 24, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 96207P103	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS THE LFA IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,406,035 common shares
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 30,406,035 common shares
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,406,035 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 96207P103	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS THE LFC IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,406,035 common shares
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 30,406,035 common shares
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,406,035 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 96207P103	13D	Page 4 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

Wewards, Inc. Common Stock, $.001 p.v.

ITEM 2.	IDENTITY AND BACKGROUND

The reporting persons are Irrevocable Trusts for the benefit of the minor children of Lei Pei, the Issuer’s CEO and largest shareholder. The Trustee of both Irrevocable Trusts is Chenfang Wang, Mr. Pei’s wife.

During the past five years, neither the Trusts nor the Trustee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, neither the Trust nor the Trustee has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and neither is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The reporting persons’ shares were transferred from Issuer’s CEO and largest shareholder, Mr. Lei Pei, as a gift, without consideration.

ITEM 4.	PURPOSE OF TRANSACTION.

The purpose of the transaction was to enable the Trusts to acquire a majority interest in the Issuer’s common shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)

Each Trust owns 30,406,035 of the Issuer’s issued and outstanding common shares, i.e., a total of 60,812,070 shares, 56.6%.

(b)

The Trusts’ Trustee is the wife of the Issuer’s CEO and largest single shareholder of the Issuer. Notwithstanding, the Trustee of the Trusts has sole voting and sole power to dispose of or direct the disposition of the shares of each Trust.

(c)

The shares were transferred to the Trusts on April 24, 2019.

(d)

No other person has rights with respect to the shares.

(e)

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, there are no contracts, arrangements understandings or relationships between the Trust and any other person with respect to the Issuer’s securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Exhibit Name

NONE.

CUSIP No. 96207P103	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE LFA IRREVOCABLE TRUST

By:	/s/ Chenfang Wang
Name: Chenfang Wang, Trustee

THE LFC IRREVOCABLE TRUST

By:	/s/ Chenfang Wang
Name: Chenfang Wang, Trustee

Dated: April 29, 2019